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January 29, 2021

Confidential
Ms. Kathryn Jacobsen
Mr. Edwin Kim
Mr. Robert Littlepage
Ms. Jan Woo
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TDCX (KY) PTE LTD
Response to the Staff   s Comments dated March 12, 2020 on the Draft
Registration Statement Submitted
February 14, 2020
CIK No. 0001803112

Dear Ms. Jacobsen, Mr. Edwin Kim, Mr. Littlepage and Ms. Woo:

      On behalf of our client, TDCX (KY) PTE LTD, a company organized under the laws of the Cayman Islands
(the    Company   ), we submit to the staff (the    Staff   ) of the Securities
and Exchange Commission (the
   Commission   ) this letter setting forth the Company   s responses to the
comments contained in the Staff   s letter
dated March 12, 2020 on the Company   s draft registration statement on Form
F-1 confidentially submitted on
February 14, 2020 (the    Draft Registration Statement   ).

      Concurrently with the submission of this letter, the Company is submitting its revised draft registration
statement on Form F-1 (the    Revised Draft Registration Statement   ) and
certain exhibits via EDGAR to the
Commission for confidential review pursuant to the Jumpstart Our Business
Startups Act (the    JOBS Act   ). The
Company confirms that it will include its audited financial statements for the year ended December 31, 2020 in a subsequent filing. In addition to adding and revising disclosure in response
to the Staff   s comments, the Company
has updated the Revised Draft Registration Statement to remove its audited consolidated financial statements for the year ended December 31, 2017 and include its audited consolidated financial statements for the year ended
December 31, 2019 and related financial information.
                                                          1

     To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft
Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

      The Staff   s comments are repeated below in italics and are followed by
the Company   s responses. We have
included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted February 14, 2020
Prospectus Summary, page 1
1. You refer to your leading clients such as Facebook and Airbnb on page 3 of your prospectus summary. In light of the risk factor on page 19 and the concentration of your business related to Facebook and Airbnb, please disclose here that 52.1% of your revenue in fiscal year 2018 is derived from these two clients.
      In response to the Staff   s comment, the Company has revised the
disclosure on pages 3 and 118 of the Revised
      Draft Registration Statement.
2. On page 2, you reference that more than half of your employees are tertiary school graduates, including
     employees with master   s degrees and/or doctorates.    Please clarify
what you mean by tertiary school
     graduates, as that term may differ as to region. For example, please clarify whether over half of your employees are graduate school graduates with advanced college or university degrees. Further, please clarify if the tertiary school graduates are concentrated in certain markets.
      In response to the Staff   s comment, the Company has revised the
disclosure on pages 2, 117 and 133 of the
      Revised Draft Registration Statement. The Company further notes that, for each of its offices, over half of our employees are college or university graduates (i.e. post high school),
including employees with master   s
      and/or doctorate degrees.
3. You reference deepening your relationships with your existing clients is part of your growth strategy and that
     as you expand your services throughout your clients    businesses and
processes, that it encourages client
        stickiness    and discourages clients from turning to other providers.
We further note per page 19, however,
     that you are not exclusive providers to your clients generally. Please explain how you measure client retention and advise us whether such measures would be considered key performance indicators.
      The Company respectfully submits that exclusive arrangements with clients in its industry are not standard
      practice due to clients    own desires to mitigate their reliance on any
single third-party vendor. The Company
      believes, however, that as it expands and deepens its relationship, service offerings and touch points with a
      client,    stickiness    with, and loyalty from, that client increases
because, among other things, the client will
      consider favorably the convenience and efficiency afforded by obtaining the services from the Company, consider the benefits it derives from obtaining a wider range of services from the Company, and have a deeper engagement with the Company, which allows the Company more opportunities to demonstrate its value to them, even though the Company would not be an exclusive provider to the client.
      The Company measures client retention on an annual basis based on percentage of clients who remain active clients in any period compared to any previous period. The Company does not believe that this measure is a key performance indicator because the Company has decided to focus on attracting clients by providing solutions that attract a mix of new economy clients as well as traditional clients undergoing digital transformation rather than focus solely on other traditional clients to whom it historically provided services.
                                                          2

4. You reference fixed price contracts based on statements of work as part of master service agreements with your clients. It appears that these agreements are generally 12 month agreements that are renewable on a yearly basis. Please clarify whether the prices paid for services are revised on a yearly basis to reflect changes in market conditions for your respective labor markets.
      The Company respectfully submits that while the master service agreements are generally for 12-month terms, the client may or may not, depending on the terms of the agreements, have the right to extend the term and/or revise the pricing from the original 12-month term. Accordingly, prices paid for services are not always revised on a yearly basis and, depending on the agreement, the Company may not be able to re-
      negotiate pricing terms after any primary or renewal term.
      The Company has revised the disclosure on page 20 of the Revised Draft Registration Statement accordingly.

Management   s Discussion and Analysis of Financial Condition and Results of
Operations Non-IFRS Financial
Measurements, page 76
5. Please revise the caption for the Debt/EBITDA ratio to indicate that Debt includes only Bank Loans. Refer to
     Item 10(e)(ii)(E) of Regulation S-K.
      The Company respectfully submits that Debt was defined as bank loans and Debt/EBITDA ratio as bank loans divided by EBITDA on page 76 of the Draft Registration Statement and is defined on pages 16, 66, 80 and
      121 of the Revised Draft Registration Statement.
6. Please disclose here, and elsewhere as applicable, that EBITDA and EBITDA margin may not be comparable to similarly titled measures since your calculation of EBITDA includes depreciation on the right-of-use assets and finance costs on lease liabilities following your early adoption of IFRS 16.

      In response to the Staff   s comment, the Company has revised the
disclosure on pages 16, 66, 80 and 121 of the
      Revised Draft Registration Statement.
                                                         3

History and Corporate Structure, page 85
7. You provide a chart of your expected corporate structure as the date of the prospectus following your reorganization, which you have not yet completed. Please briefly describe the current corporate structure of your future subsidiaries and operations and the steps necessary to complete your reorganization.
      The Company respectfully submits that the reorganization has been completed on December 16, 2020 and that the corporate structure included on pages 7 and 90 of the Revised Draft Registration Statement reflects the current corporate structure of the Company.

Industry Overview, page 87
8. Please clarify the relevance of the market and industry data to your business, particularly as it relates to geographic regions. For example, you provide certain market data based on delivery locations, but with the markets served including all major global end markets. On the other hand, on page 71 you refer to the
     Southeast Asia, Global English and Europe end-markets. In order to understand how the data relates to your business, please clarify how market data on delivery markets relates to your end-markets. For example, clarify the extent to which your clients, their customers, and your employees are located in particular regions such as
     Southeast Asia and the extent to which your revenues are attributable to those regions.
      The Company respectfully submits that many of the outsourced business services providers, including the
      Company, have global operations with delivery locations around the world and serve clients and our clients customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. For instance,
      Southeast Asia market revenue represents the service providers earnings associated with customer
      interactions that are delivered from their delivery locations in Southeast Asia, regardless of where the customers are physically located. Revenue includes fulfillment models such as onshore, offshore, home-agent, automated and technology-enabled solutions. As a popular offshore destination, Southeast Asia delivery centers cater to offshore North American, European and Australian markets as well as onshore domestic markets.
9. We note that the Frost & Sullivan report that you commissioned contains various CAGR projections through
     2024. Please provide more details of how these projections were determined, including any material assumptions.
      In response to the Staff   s comment, the Company has attached the
requested material in Exhibit A.

                                                          4

EBITDA Margins, page 103
10. Please tell us if you believe the EBITDA margins of your peers are calculated on a comparable basis. In this regard, we note that your calculation of EBITDA includes depreciation on right-of-use assets and finance costs on lease liabilities following your early adoption of IFRS 16.
      The Company respectfully advises the Staff that it has implemented an early adoption of IFRS 16 and presented its financial statements consistently for each of the fiscal years 2018 and 2019.
      Based on the Company   s review of the financial disclosure of its peers
that report under IFRS and as
      summarized below, the Company is not aware of any of its peers similarly implementing an early adoption of
      IFRS 16 prior to fiscal year 2019. As such, EBITDA margins of its peers reporting under IFRS may not be calculated on a comparable basis for 2018. However, the Company respectfully submits that it believes that
      EBITDA margins for the majority of its peers that report under IFRS 16 have included depreciation on right-
      of-use assets and finance costs on lease liabilities and are calculated on a comparable basis for 2019.
      Additionally, as it relates to the Company   s peers that report under US
GAAP, the Company respectfully
      advises the Staff that it has considered the joint meeting held between the Centre for Audit Quality (CAQ)
      SEC Regulations Committee and the Staff on March 20, 2019 where committee members observed an
      EBITDA measure presented after the adoption of ASC 842 under U.S. GAAP may no longer be comparable to the same measure presented by an IFRS filer after the adoption of IFRS
16. Specifically, the Company
      understands that under ASC 842, the reduction in the right of use asset relating to operating leases is recorded as part of lease expense rather than depreciation. As a result, EBITDA
margins of the Company   s peers
      adopting Topic 842 may also not be calculated on a comparable basis.
      As noted in our response to the Staff   s comment No. 6, the Company has
revised the disclosure on pages 16,
      66, 80 and 121 of the Revised Draft Registration Statement to clarify the foregoing.
      The table below provides summary information on the Company and its
peers, each   s accounting standard and
      whether they have adopted the relevant new lease accounting standard.

                                                                     New Lease
Accounting Standard

Adopted?

                  Accounting
         Peers                                                FY2018    FY2019
      FY2020       Standard
         TDCX                                                 IFRS16
IFRS16                     IFRS
         Teleperformance
IFRS16                     IFRS
         Genpact                                                          Topic
842                   GAAP
         Concentrix
                        GAAP
         TTEC                                                             Topic
842                   GAAP
         EXLService                                                       Topic
842                   GAAP
         WNS
           IFRS16        IFRS
         Accenture
         Topic 842      GAAP
         Cognizant                                                        Topic
842                   GAAP
          Capgemini
IFRS16                     IFRS
         EPAM
Topic 842                   GAAP
         Globant
IFRS16                     IFRS
         Endava
IFRS16       IFRS16        IFRS
      In addition, the Company also respectfully advises the Staff that the charts used for comparison analyses of
      (i) its EBITDA margins and (ii) its EBITDA per average employee compared with those of its peers have been updated with 2019 information, as reflected on pages 112 and 113 in the Revised Draft Registration
      Statement. Additionally, the Company has included footnote references that EBITDA margin and EBITDA per employee, respectively, are non-IFRS measures which should not be considered in isolation or as a substitute for financial results reported under IFRS and that similarly titled non-IFRS measures may be calculated differently by or for different companies.
                                                          5

Business
Case Studies, page 118
11. Your case studies provide examples of the services provided by a New Economy Client and a Search Engine
    Client. In light of the fact that Facebook and Airbnb represented 52.1% of total revenue for 2018, please consider providing similar descriptions of the solutions that you provided to your two largest clients.
      The Company respectfully submits that the New Economy Client and Search Engine Client case studies have been provided to illustrate to investors the services and capabilities of the Company generally rather than for a specific client. Descriptions of services the Company provides to Airbnb is on page 123 of the Revised Draft
      Registration Statement and descriptions of services provided to Facebook are included on pages 116 and 124 of the Revised Draft Registration Statement (as services provided to social media clients). As a result, the
      Company believes that the Revised Draft Registration Statement provides investors with a description of the services and capabilities provided to both its largest clients and to its other clients.

Employees and Culture, page 122
12. Please clarify if there are material differences between the employees and services provided in each geographic market. We note, for example, that 27% of your employees for the fiscal year ended 2018 were based in
    Thailand, but Thailand only represented approximately 7.1% of your total revenues for 2018. It is unclear what accounts for this disparity, such as whether lower margin services are provided by your Thailand operations.
      The Company respectfully submits that the Draft Registration Statement stated that Thailand had 831 employees out of 5,712 total employees (14.5% and not 27%) for the fiscal year ended December 31, 2018 on page 122 of the Draft Registration Statement, which has been updated to 848 employees out of 5,731 total employees (14.8%) reflected on page 137 of the Revised Draft Registration Statement. This notwithstanding, there is a discrepancy between percentage of total employees contributed by and percentage of total revenue generated from the Thailand office due to the impact of campaigns in Thailand that began in the third quarter of 2018. The total number of employees in Thailand as of December 31, 2018 reflects the increased headcount required for the new campaigns, but the Company did not receive full year revenues for those campaigns in
      2018. As reflected on page 137 of the Revised Draft Registration Statement, the Thailand office had 12.8% of total employees as of December 31, 2019 and generated 12.5% of total revenue in 2019. The Company notes that it allocates revenue based on the geography of the office that delivers the service, not the location of the
      client engaging the Company   s services or the location of the customer
that the Company is interacting with.
13. You provide the number of employees by your geographic locations on page 126 and, per page 71, you derive all of your revenue in these geographic locations. Please provide more detail as to the location of the customers to your clients and which of your locations provides services to these locations. For example, for North
    American customers of your clients that you provide customer experience or support services, please clarify which of your locations service these customers. Similarly, please clarify whether any of your locations outside of China provide services and interactions with customers of your clients based in China.
       The Company respectfully submits that the percentage of revenue by geographic location (presented in the table on page 71 of the Draft Registration Statement as referred to in
the Staff   s comment, which is now on
      page 74 of the Revised Draft Registration Statement) is based on the geography of the office that delivers the
      service, not the location of the client engaging the Company   s services
or the location of the customer that the
      Company is interacting with. In order to clarify this, the Company has revised the disclosure on page 74 of the
      Revised Draft Registration Statement.
      The Company respectfully submits that it often does not receive comprehensive data from its clients regarding the originating location of their end-customers, nor is such data always necessary for the Company to provide its services.
      The delivery center location out of which the Company provides services does not correlate consistently to the
      location of the customers of the Company   s clients. For
      example, a particular Company delivery center location may provide
services to client A   s customers in North
      America, while a different Company delivery center location may provide
services to client B   s customers in
      North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which the Company provides services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of
      the Company   s clients may access the Company   s services from varying
geographies and not just the location
      of their residence.
      At present, in general based on information available to the Company about customers of its clients (and as presented in footnotes 2 and 3 to the table on page 71 as referred to in
the Staff   s comment, which table is now
      on page 74 of the Revised Draft Registration Statement), the Company   s
locations in the Philippines provide
      services to North America based customers of the Company   s clients, and
the Company   s locations in
      Singapore, Malaysia and Thailand provide services to China based
customers of the Company   s clients,
      though the Company cannot be completely certain as to the location of its
clients    customers due to the lack of
      accurate and/or comprehensive information noted above.
                                                           6

Regulatory Environment, page 132
14. On pages 22 and 23, you briefly discuss being subject to labor laws that involve retirement, minimum wage, and general employee welfare. In light of your business model that is dependent upon providing outsourced services of your labor force, please expand this section to provide a brief description of such laws that materially affect your operations, particularly as it relates to compensation, termination, benefits, or other worker protections.
      In response to the Staff   s comment, the Company has revised the
disclosure for each jurisdiction in the
         Regulatory Environment    section of the disclosure on pages 143 to
149 of the Revised Draft Registration
      Statement.

Description of Certain Indebtedness, page 144
15. Please advise us whether the OCBC China Facility and/or OCBC Facility are material agreements upon which you are substantially dependent and should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-
    K.
      The Company respectfully submits that neither the OCBC China Facility nor the OCBC Facility are material agreements upon which the Company is substantially dependent and therefore neither of such agreements will be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Notes to the Consolidated Financial Statements, page F-13
16. In a note to the financial statements, please disclose your accounting policy for costs to obtain and fulfill a contract. Refer to paragraphs 91, 94 and 95 of IFRS 15.
       In response to the Staff   s comment, the Company respectfully advises
the Staff that it has considered the
      guidance under paragraphs 91, 94 and 95 of IFRS 15 and concluded that the accounting policy for costs to obtain and fulfill a contract is not applicable to the Company and its subsidiaries. Specifically, the Company respectfully advises the Staff that in arriving at this conclusion, the Company has considered that the costs incurred by the Company which are incidental to its revenue contracts mainly include (1) personnel and travel costs, (2) hiring and training employees and (3) capital expenditures incurred for infrastructure, renovation and leases of office space.
      Personnel and incidental costs would be incurred in the process of bidding and pitching for contracts regardless of whether the contracts were successfully obtained by the
Company   s personnel and, as such, are
      recorded as expenses when incurred in accordance with paragraph 91 of IFRS 15 as the Company does not expect to recover those expenses. Costs related to hiring and training employees are also recorded as expenses when incurred as the Company has concluded that those costs do not generate or enhance resources of the entity and, therefore, do not meet the criteria in paragraph 95 of IFRS
15. The Company believes the above is
      consistent with the Basis of Conclusion 308 of IFRS 15 where the IASB explained that the standard only results in the capitalization of costs that meet the definition of an asset and precludes an entity from deferring costs merely to normalize profit margins throughout a contract (by allocating revenue and costs evenly over the contract term). In cases where the start-up costs to fulfil a contract include capital expenditures in infrastructure, renovation and leases of offices space, the Company respectfully advises the Staff that those costs are recorded based on the guidance included in IAS 16 Property Plant and Equipment and IFRS 16,
      Leases which is consistent with paragraph 95 of IFRS 15.
      Based on the above, the Company does not believe that it incurs such costs to obtain and fulfill a contract that meet the recognition criteria included in Paragraphs 91, 94 and 95 of IFRS 15.
      In response to the Staff   s comment, the Company has supplemented its
revenue recognition policy on page 86
      of its Revised Draft Registration Statement and pages 17 to 18 of its F-pages to clarify the above.

Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-20
17. We note on pages 27 and 31 that you incur significant start-up costs related to investments in infrastructure to provide your services, including costs of establishing your delivery
centers    in accordance with your clients
    preferred specifications and hiring and training of employees, with such expenses being historically incurred
    before revenue is generated.    Please advise us and disclose how you
account for these costs and any related
    revenues.
      The Company respectfully advises the Staff that the nature and accounting of start-up costs related to investments in infrastructure, including those to establish its delivery centers, are described in the preceding response. The Company further advises the Staff that no revenue is recorded in relation to these costs as they are incurred prior to provision of services to customers. In response to
the Staff   s comment, the Company has
      revised its revenue recognition policy included on page 86 of the Revised Draft Registration Statement and pages 17 and 18 of its F-pages.
                                                           7

General
18. We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of the Frost & Sullivan report and any other materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support.
      In response to the Staff   s comment, the Company has attached the
requested material in Exhibit B.
19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the
    Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
      In response to the Staff   s comment, the Company has attached the
requested material in Exhibit C.
                                                  *     *      *

                                                        8

     If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +65 6434-2980 or via e-mail at rajeev.duggal@skadden.com.

                                                                    Very truly
yours,
                                                                    /s/ Rajeev
Duggal
                                                                    Rajeev
Duggal
                                                        9